Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 4 DATED DECEMBER 14, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering; and
•	Update our asset acquisitions

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017. Effective October 16, 2018, MogulREIT II, Inc. filed a trade name registration in Maryland as MogulREIT 2, Inc., The Income and Growth REIT.

As of November 30, 2018, we had raised total aggregate gross offering proceeds of approximately $12.23 million, and had issued approximately 1.22 million shares of our common stock in the Offering, purchased by approximately 1,330 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2019, which is two years from the qualification date of this Offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of

Operation” for Avon Place Apartments – Avon, Connecticut:

On November 1, 2018, we acquired a $3,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Avon Place Apartments (the ''Property''). The Equity Investment was anticipated to be funded in two tranches an initial investment of $2,634,000 (the “Initial Investment”), which was funded at acquisition, and an additional investment of $866,000 (the “Additional Investment”), which will be funded within 60 days’ notice from the real estate company for the project. An entity managed by an affiliate of the Company (the “Affiliated Entity”) made a $3,000,000 investment in this transaction, and such entity’s managing member is entitled to a portion of the promoted interest of distributable cash.  The Equity Investment was funded with a loan from RealtyMogul Commercial Capital, Co.

On December 12, 2018, MogulREIT II sold $500,000 of the Initial Investment to the Affiliated Entity, and MogulREIT II used such proceeds to pay down a portion of the loan from RealtyMogul Commercial Capital, Co.  After such transfer, the Initial Investment is $2,134,000.